Special Opportunities Fund, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 19, 2018

VIA EDGAR TRANSMISSION

Mr. Ken Ellington
United States Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, D.C.  20549

Re:	SPECIAL OPPORTUNITIES FUND, INC. (the “Fund”)
Securities Act Registration No: 333-208280
Investment Company Act Registration No: 811-007528

Dear Mr. Ellington:

This correspondence is being filed in response to the oral comments provided to Rustin Paul and Courtney Schrenko of Blank Rome LLP and John Buckel and Kelly Burns of U.S. Bancorp Fund Services, LLC on May 23, 2018 regarding your review of the recent shareholder report filed on Form N-CSR for the Fund.  For your convenience in reviewing the Fund’s responses, your comments are included in bold typeface immediately followed by the Fund’s responses.

The Fund’s responses to your comments are as follows:

1.	Comment:	The Staff notes the Schedule of Investments (“SOI”) does not specify the expiration date of rights in which the Fund holds. Please ensure future filings specify the expiration date of any rights listed in the SOI, if applicable.

Response:	The Fund responds by stating that future filings will reflect the expiration dates of any rights listed in the Fund’s SOI, as applicable.

2.	Comment:	The Staff notes the Financial Highlights for the Fund discloses the Fund’s ratio of expenses to average net assets applicable to common shareholders and the Fund’s expense ratio excluding interest expense and dividends on short positions with equal prominence. The Staff notes the Fund’s expense ratio excluding interest expense and dividends on short positions is not required to be disclosed. Please ensure the Fund’s expense ratio applicable to common shareholders is displayed most prominently, and remove supplemental expense ratios (e.g., ratio of expenses to average net assets excluding interest expense and dividends on short positions) or move supplemental expense ratios to the Notes to Financial Highlights.

Response:	The Fund responds by stating that supplemental expense ratios will be removed from future filings.

3.	Comment:	The Staff notes the Fund has a significant percentage of its net assets invested in securities of real estate investment trusts (“REITs”). Please disclose in the Notes to the Financial Statements how REIT distributions are estimated between income and return of capital.

Response:	The Fund responds by confirming that future filings will include a discussion regarding how REIT distributions are estimated between income and return of capital in the Notes to Financial Statements.

4.	Comment:	The Staff notes the Fund’s Level 3 Reconciliation Disclosure includes a column for transfers of securities into level 3. Please ensure future filings specify the reason for transfers of securities into level 3 of the fair value hierarchy.

Response:	The Fund responds by stating that the reason for a transfer into level 3 will be disclosed in future filings.

5.	Comment:	Within the Fund’s Supplemental Information, please include a statement that additional information regarding the Directors and Officers of the Fund is included in the Fund’s Form N-2 as required under Item 24(4)(f) of Form N-2.

Response:	The Fund responds by confirming that the Fund will include a statement in future filings that additional information about the Directors and Officers of the Fund is included in the Fund’s Form N-2.

6.	Comment:	The Staff notes the Fund has a significant percentage of its net assets invested in special purpose acquisition companies (“SPACs”), but that the Fund does not disclose SPACs as a principal investment strategy in its prospectus. Please ensure any future prospectus supplements include adequate disclosure in the principal investment strategies and principal risks sections related to the Fund’s investments in SPACs.

Response:
The Fund responds by stating it will include disclosure related to the Fund’s investment in SPACs in any future prospectus supplements if the Fund’s investment in such instrument is considered a principal investment strategy.

If you have any additional questions or require further information, please contact John Buckel at (414) 765-4255.

Sincerely,

  /s/ Andrew Dakos
Andrew Dakos
President
Special Opportunities Fund, Inc.